EXHIBIT 99.1

Cellectis Reports Second Quarter 2025 Financial Results & Business Updates

  Cellectis to host an Investor R&D Day in New York City on October 16, 2025: Phase 1 dataset and late-stage development strategy for lasme-cel (UCART22) in r/r B-ALL to be presented

  End-of-Phase 1 meetings with FDA & EMA for lasme-cel (UCART22) in r/r B-ALL completed in July 2025; on track to launch pivotal Phase 2 in H2 2025

  Servier arbitration: arbitral decision expected to be rendered on or before December 15, 2025 eti-cel (UCART20x22): Phase 1 study in r/r NHL ongoing with readout expected in late 2025

  AstraZeneca partnership: R&D activities are continuing to advance for the three programs initiated

  Appointment of Mr. André Muller as Director to Cellectis’ Board of Directors

  Cash, cash equivalents and fixed-term deposits of $230 million as of June 30, 20251 provides runway into H2 2027

  Conference call and webcast scheduled for tomorrow, August 5, 2025 at 8:00AM ET / 2:00PM CET

NEW YORK, Aug. 04, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today provided financial results for the second quarter 2025 ending June 30, 2025 and business updates.

“I am pleased to announce that Cellectis will host an Investor R&D Day in New York City on October 16, 2025. The Company’s leadership team and key opinion leaders will present the Phase 1 dataset and outline the late-stage development strategy for lasme-cel (UCART22) in r/r B-ALL and will share insights on the Company’s vision and differentiated capabilities,” said André Choulika, Ph.D., Chief Executive Officer at Cellectis.

“Our teams have remained focused on advancing research and developing solutions for patients with unmet medical needs. In July 2025, we completed the end-of-Phase 1 multidisciplinary meetings with both the FDA and EMA for lasme-cel in r/r B-ALL. We are excited about a pivotal Phase 2 which we expect to initiate in the second half of this year.”

Pipeline Highlights

UCART Clinical Programs

BALLI-01 study evaluating lasme-cel (UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

  In July 2025, Cellectis completed the multidisciplinary end-of-Phase 1 regulatory interactions with both the Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Preparations are currently underway in anticipation for an amendment to initiate a pivotal Phase 2 of lasme-cel in r/r B-ALL, which is expected in H2 2025.
  Cellectis will present the Phase 1 dataset and late-stage development strategy for lasme-cel in r/r B-ALL at an Investor R&D Day that will take place on October 16, 2025 in New York City.

NatHaLi-01 study evaluating eti-cel (UCART20x22) in relapsed or refractory B-cell non-Hodgkin lymphoma (r/r NHL)

  Cellectis continues to focus on the enrollment of patients in the NatHaLi-01 study and expects to present a Phase 1 readout for eti-cel in r/r NHL in late 2025.

Partnerships

Servier – Anti-CD19 CAR-T

  In May 2025, Allogene Therapeutics, Inc. (“Allogene”), Servier’ sublicensee, announced that, as part of the ALPHA3 clinical trial evaluating cemacabtagene ansegedleucel (cema-cel) in first-line consolidation for large B-cell lymphoma, the milestone for lymphodepletion regimen selection and futility analysis has been shifted by approximately two quarters and is now expected by Allogene in the first half of 2026.
  On August 1, 2025, Allogene announced that it has selected standard fludarabine and cyclophosphamide (FC) as the lymphodepletion regimen to be used in its ALPHA3 study. The arm testing FC plus ALLO-647, an anti-CD52 mAb (FCA), is now closed to further enrollment. According to Allogene, this decision, made ahead of the scheduled futility analysis, was prompted by a Grade 5 adverse event in the FC plus ALLO-647 arm that has been attributed to the use of ALLO-647. According to Allogene, this event was deemed unrelated to cema-cel. Allogene further announced that the amended ALPHA3 trial now proceeds as a randomized study with two arms, comparing cema-cel after standard FC lymphodepletion to observation, the current standard of care. Statistical design of the trial and the prespecified study conduct remain the same. The next milestone will be the futility analysis comparing MRD conversion and is expected by Allogene to occur 1H 2026.

Allogene – Anti-CD70 CAR-T

  In June 2025, Allogene presented updated data from the Phase 1 TRAVERSE study of ALLO-316 in renal cell carcinoma during an oral presentation at the 2025 ASCO Annual Meeting. The presentation focused on the Phase 1b expansion cohort from the Phase 1 TRAVERSE study in which patients were treated with a standard regimen of cyclophosphamide and fludarabine following by a single dose of 80 million CAR-T cells.

AstraZeneca – Joint Research and Collaboration Agreement

  Research and development activities are continuing to advance for the three cell and gene therapy programs under our Joint Research and Collaboration Agreement with AstraZeneca in November 2023 (the “AZ JRCA”): one allogeneic CAR-T for hematological malignancies, one allogeneic CAR-T for solid tumors, and one in vivo gene therapy for a genetic disorder.

Servier arbitration

  With respect to the ongoing arbitration proceeding through the Centre de Médiation et d’Arbitrage de Paris, the arbitral decision is expected to be rendered on or before December 15, 2025.

Corporate Updates

Annual Shareholders’ Meeting

  On June 26, 2025, Cellectis held a Shareholders General Meeting at the Biopark auditorium in Paris, France. At the meeting, during which approximately 57% of voting rights were exercised, resolutions 1 through 23 and resolutions 25 and 26 were adopted, while resolution 24 was rejected, consistent with the recommendations of the Board of Directors. The detailed results of the vote and the resolutions are available on Cellectis’ website: https://www.cellectis.com/en/investors/general-meetings/
  The Cellectis Shareholders' Meeting appointed Mr. André Muller as a director of the Company's Board of Directors, with immediate effect. In addition, at the close of this meeting, the term of Mr. Axel-Sven Malkomes expired, and the previously announced resignation of Mr. Pierre Bastid became effective. In connection with these changes to the Board of Directors, the Board of Directors appointed André Muller, Donald Bergstrom, and Rainer Boehm as the members of the Company’s Audit Committee.

Financial Results

Cash, cash equivalent and fixed-term deposits: As of June 30, 2025, Cellectis had $230 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current and non-current financial assets. The Company believes its cash, cash equivalents and fixed-term deposits will be sufficient to fund its operations into H2 2027.

This compares to $264 million in consolidated cash, cash equivalents, restricted cash and fixed-term deposits classified as current financial assets as of December 31, 2024, with no fixed-term deposits classified as non-current financial assets as of such date. This $33.2 million change includes $13.4 million of cash-in from our revenue, $5.1 million of interest income from our financial and cash-equivalent investments, offset by cash payments from Cellectis to suppliers of $23.2 million, Cellectis’ wages, bonuses and social expenses paid of $23.6 million, the payments of lease debts of $5.4 million, the repayment of the “PGE” loan of $2.6 million and the payments of capital expenditures for $0.7 million.

We currently foresee focusing our cash spending in supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of lasme-cel (UCART22), eti-cel (UCART20x22) and potential new product candidates, and operating our state-of-the-art manufacturing capabilities in Paris (France) and Raleigh (North Carolina).

Revenues and Other Income: Consolidated revenues and other income were $30.2 million for the six-month period ended June 30, 2025, compared to $16.0 million for the six-month period ended June 30, 2024. This $14.2 million increase between the six-month period ended June 30, 2024 and 2025 was mainly attributable to a $20.0 million increase in revenue recognized under AstraZeneca Joint Research Collaboration Agreement in the first half 2025 based on the progress of our performance obligation rendered under the three research programs, partly offset by a slight decrease in other income by $0.6 million and by a one-off development milestone revenue of $5.4 million recorded last year as of June 30, 2024 under the Servier License Agreement.

R&D Expenses: Consolidated R&D expenses were $45.0 million for the six-month period ended June 30, 2025, compared to $45.8 million for the six-month period ended June 30, 2024, down by $0.8 million mainly driven by a decrease in purchases & external expenses and other expenses of $1.7 million, offset by an increase of $0.7 million in depreciation & amortization expenses and by a slight increase of $0.2 million in R&D personnel expenses related to non-cash stock based compensation.

SG&A Expenses: Consolidated SG&A expenses were $9.8 million for the six-month period ended June 30, 2025, compared to $9.0 million for the six-month period ended June 30, 2024. The $0.8 million change is mainly due to a non-cash stock-based compensation increase of $0.3 million and an increase of $0.6 million in purchases and external expenses, partially offset for by a decrease in amortization expenses of $0.1 million.

Other operating income and expenses: Other operating income increased slightly by $0.1 million between the six-month periods ended June 30, 2024, and 2025.

Net financial gain (loss): We had a consolidated net financial loss of $18.1 million for the six-month period ended June 30, 2025, compared to an $18.0 million net financial gain for the six-month period ended June 30, 2024. This $36.1 million difference reflects mainly (i) a one-off $14.3 million gain in change in fair value of the derivative instrument component of the Subsequent Investment Agreement dated November 7, 2023 between us and AstraZeneca Holdings (the “SIA”), which was recognized in the six-month period ended June 30, 2024, (ii) a $3.5 million decrease in change in fair value of the warrants issued to the European Investment Bank ("EIB"), as required by our finance contract entered into with EIB in December 2022, (iii) a $22.5 million increase in foreign exchange loss and a $1.0 million decrease in foreign exchange gain over the period due to the USD devaluation and (iv) a $0.3 million increase in interests on financial and lease liabilities, partially offset by (v) a $0.4 million increase in income from our financial investments and cash-equivalents, (vi) a $4.5 million decrease in loss on fair value mainly due to our investment in shares of Cibus, Inc., which was entirely sold in the first quarter of 2025 and (vii) a $0.6 million gain in fair value of foreign exchange derivatives recorded during the period.

Net Income (loss) Attributable to Shareholders of Cellectis: Consolidated net loss attributable to shareholders of Cellectis was $41.9 million (or a $0.42 net loss per share) for the six-month period ended June 30, 2025, compared to a $19.6 million net loss (or a $0.24 net loss per share) for the six-month period ended June 30, 2024. The $22.2 million change in net loss was primarily driven by (i) an increase in revenues and other income of $14.2 million and (ii) a $0.1 million decrease in operating expenses and other operating income, offset by (iii) a $36.1 million change from a net financial gain of $18.0 million as of June 30, 2024 to a net financial loss of $18.1 million as of June 30, 2025 and (iv) a decrease in deferred tax asset income of $0.5 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: Consolidated adjusted net loss attributable to shareholders of Cellectis was $39.6 million (or a $0.40 loss per share) for the six-month period ended June 30, 2025, compared to a net loss of $17.9 million (or a $0.22 loss per share) for the six-month period ended June 30, 2024.

The interim condensed consolidated financial statements of Cellectis have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) ($ in thousands)

	As of
	December 31, 2024	June 30, 2025
ASSETS
Non-current assets
Intangible assets	1,116	1,153
Property, plant, and equipment	45,895	42,790
Right-of-use assets	29,968	27,383
Non-current financial assets	7,521	35,491
Other non-current assets	11,594	16,127
Deferred tax assets	382	382
Total non-current assets	96,476	123,326
Current assets
Trade receivables	6,714	8,776
Subsidies receivables	14,521	16,382
Other current assets	5,528	7,333
Cash and cash equivalent and Current financial assets	260,306	198,151
Total current assets	287,069	230,641
TOTAL ASSETS	383,544	353,966
LIABILITIES
Shareholders’ equity
Share capital	5,889	5,902
Premiums related to the share capital	494,288	433,549
Currency translation adjustment	(39,537)	(33,885)
Retained earnings	(292,846)	(266,592)
Net income (loss)	(36,761)	(41,863)
Total shareholders’ equity - Group Share	131,033	97,111
Non-controlling interests	-	-
Total shareholders’ equity	131,033	97,111
Non-current liabilities
Non-current financial liabilities	50,882	55,856
Non-current lease debts	34,245	32,264
Non-current provisions	1,115	1,303
Total non-current liabilities	86,241	89,424
Current liabilities
Current financial liabilities	16,134	18,230
Current lease debts	8,385	7,477
Trade payables	18,664	17,522
Deferred revenues and deferred income	112,161	113,379
Current provisions	828	875
Other current liabilities	10,097	9,949
Total current liabilities	166,269	167,432
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	383,544	353,966

Cellectis S.A. INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS (unaudited) For the six-month period ended June 30, 2025 ($ in thousands, except per share amounts)

	For the six-month period ended June 30,
	2024	2025

Revenues and other income
Revenues	12,589	27,380
Other income	3,412	2,842
Total revenues and other income	16,002	30,222
Operating expenses
Research and development expenses	(45,841)	(45,012)
Selling, general and administrative expenses	(8,986)	(9,780)
Other operating income (expenses)	721	804
Total operating expenses	(54,107)	(53,988)

Operating income (loss)	(38,105)	(23,766)

Financial gain (loss)	18,023	(18,098)

Income tax	455	-

Net income (loss)	(19,627)	(41,863)
Attributable to shareholders of Cellectis	(19,627)	(41,863)
Basic net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.24)	(0.42)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.24)	(0.42)

Number of shares used for computing
Basic	80,881,026	100,231,292
Diluted	80,881,026	100,231,292

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS For the three-month period ended June 30, 2025 ($ in thousands, except per share amounts)

	For the three-month period ended June 30,
	2024	2025

Revenues and other income
Revenues	8 061	16,725
Other income	1,442	1,469
Total revenues and other income	9,504	18,193
Operating expenses
Research and development expenses	(23,518)	(23,080)
Selling, general and administrative expenses	(3,882)	(5,078)
Other operating income (expenses)	686	378
Total operating expenses	(26,714)	(27,779)

Operating income (loss)	(17,211)	(9,586)

Financial gain (loss)	(8,251)	(14,150)

Income tax	193	-

Net income (loss)	(25,270)	(23,736)
Attributable to shareholders of Cellectis	(25,270)	(23,736)
Attributable to non-controlling interests	-	-
Basic and diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.28)	(0.24)
Diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.28)	(0.24)

Number of shares used for computing
Basic	89,852,142	100,305,204
Diluted	89,852,142	100,305,204

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS.
Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) For the six-month period ended June 30, 2025 ($ in thousands, except per share data)

	For the six-month period ended June 30,
	2024	2025

Net income (loss) attributable to shareholders of Cellectis	(19,627)	(41,863)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	1,717	2,258
Adjusted net income (loss) attributable to shareholders of Cellectis	(17,910)	(39,606)
Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.22)	(0.40)

Weighted average number of outstanding shares, basic (units)	80,881,026	100,231,292

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.22)	(0.40)

Weighted average number of outstanding shares, diluted (units)	80,881,026	100,231,292

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) For the three-month period ended June 30, 2025 ($ in thousands, except per share data)

	For the three-month period ended June 30,
	2024	2025

Net income (loss) attributable to shareholders of Cellectis	(25,270)	(23,736)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	830	1,282
Adjusted net income (loss) attributable to shareholders of Cellectis	(24,440)	(22,454)
Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.27)	(0.22)

Weighted average number of outstanding shares, basic (units) (1)	89,852,142	100,305,204

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.27)	(0.22)

Weighted average number of outstanding shares, diluted (units) (1)	89,852,142	100,305,204

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

TALEN® is a registered trademark owned by Cellectis.

Cautionary Statement

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “will”, “in anticipation with”, “expect”, “potential”, “may,” “believe,” “foresee” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements regarding intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things the presentation of data for our BALLI-01 and NatHaLi-01 clinical trials, the timing and ability to progress our BALLI-01 into a pivotal Phase 2 trial, the progress of our R&D activities under our AstraZeneca partnership, the timing and outcome of our arbitration with Servier, and the sufficiency of cash, cash equivalent and fixed-term deposits to fund our operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to the sufficiency of cash, cash equivalent and fixed-term deposits to fund our operations, which we refer to as our runway, we note that our operating plans, including product development plans, may change as a result of various factors. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2024 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

________________________
1 Cash, cash equivalents and fixed-term deposits include restricted cash of $4.4 million as of June 30, 2025 and fixed-term deposits of $166.3 million as of June 30, 2025, of which $136.1 million are classified as current financial assets and $30.2 million are classified as non-current financial assets (due to a fixed bank deposit investment maturing in October 2026, including accrued interest).

Attachment

  Earnings_Q2_2025_PR_English(1) (https://ml.globenewswire.com/Resource/Download/dae2ca90-81d3-4562-9764-265746a0e028)